Philip M. Huyck
Chairman

Mr. Huyck, our Co-Founder, has been actively involved in the sustainable energy sector since 1976. He cofounded Airing and has been with the company since 2014. From 1996 to 2000, he was Managing Director-Senior Advisor and senior consultant in the Global Power Group of Credit Suisse First Boston Corporation, focusing on utility and energy matters. From 1990 to 1996, he administered the $300 million Boilermaker Cogeneration Fund for Trust Company of the West; the Fund provided mezzanine and senior debt for independent power projects throughout the United States. From 1987-1990, he was founder and Chairman of Consolidated Power Company, an independent power developer in the New England region owned jointly with Prudential Insurance Company (sold in 1990). From 1975-1987, he was Vice President and consultant at The First Boston Corporation, focusing on international finance, electric utilities and independent power generation projects. He advised Getty Oil (later Texaco), Sun Oil and Southern California Edison on pioneering large-scale cogeneration projects in California in the early 1980's. He has testified before numerous state authorities and Congressional committees on energy-related legislation and regulation. He participated on the first Reagan administration transition team for synthetic fuel matters (Synfuels Corporation). He also served as President of the National Hydropower Association and as a Director of the Renewable Energy Institute.

Mr. Huyck's other professional experience includes: Cravath, Swaine and Moore, New York (1967-1970, 1971-72), associate attorney, securities and corporate practice, and Time Magazine, correspondent, Berlin and Bonn, Germany (1961-1963). Mr. Huyck is a member of the Council on Foreign Relations.